Taxus Pharmaceuticals Holdings, Inc.

245-16 Horace Harding Expressway

Little Neck, NY 11362

Phone: (718) 631-1522

Date: December 29, 2014

United Statements Securities and Exchange Commission

Attn: Jeffrey Riedler

Assistant Director

Re:

Comment Letter Dated December 10, 2014 regarding

            Taxus Pharmaceuticals Holdings, Inc.

Registration Statement on Form S-1 Filed November 26, 2014

File No. 333-200602

Dear Sir or Madam,

As the Chief Executive Officer of Taxus Pharmaceuticals Holdings, Inc , I am writing to respond to your comment letter dated December 10, 2014 regarding our Form S-1 Registration Statement filed on November 26, 2014.

Per your comment, we have amended our Form S-1 Registration Statement and filed the amended registration statement.

If you have any question or comment, please feel free to contact our US legal counsel’s office at Bernard & Yam, LLP, Attn: Man Yam, Esq, 140-75 Ash Avenue, Suite 2D, Flushing, NY 1355, Phone: 212-219-7783, Fax: 212-219-3604, Email: man.yam@bernardyam.com.

We greatly appreciate your assistance.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, Taxus Pharmaceuticals Holdings, Inc (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Truly yours

/s/Jiayue Zhang

Chief Executive Officer